Exhibit 99.1

20 June 2024

PureTech Health plc

PureTech Announces Change of Board Role

Raju Kucherlapati, PhD, distinguished Professor of Medicine at Harvard Medical School, has transitioned to the role of Chair of the Board of Directors on a permanent basis

PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”), a clinical-stage biotherapeutics company dedicated to changing the lives of patients with devastating diseases, today announces that Raju Kucherlapati, PhD, has been appointed Chair of the Board of Directors, effective immediately, following his role as interim Chair since June 2023.

“On behalf of the Board, I am delighted to welcome Raju as the Chair on a permanent basis,” said Bharatt Chowrira, PhD, JD, Chief Executive Officer of PureTech. “Raju’s exceptional leadership and strategic vision have been instrumental to PureTech’s innovation and success, particularly over the last year while he served as interim Chair. The Board has carefully considered Raju’s skills, knowledge and expertise, as well as his long-term involvement in the evolution of PureTech and his exemplary leadership during his tenure as interim Chair. The Board determined that Raju’s skills and in-depth knowledge of PureTech will be valuable over the coming years as PureTech continues to grow and evolve. Raju continues to exercise objective judgement and promote constructive challenge in the Board’s decision-making process. I look forward to continuing to work together and benefitting from Raju’s wise counsel as PureTech enters an exciting period of growth, with multiple catalysts that can deliver value to patients and shareholders.”

Dr. Kucherlapati commented: “It has been an honor to serve as interim Chair of PureTech at such an exciting time for the business. The Company successfully delivered against its milestones in 2023 and remains dedicated to identifying and developing medicines with the potential to transform lives. I look forward to continuing in my role as Chair and leveraging my expertise, alongside the rest of the Board, to guide the Company going forward.”

Dr. Kucherlapati has served as a member of PureTech’s Board of Directors since 2014. He is currently Chair of the Board’s Nomination Committee and sits on the Audit and Remuneration Committees. Dr. Kucherlapati will continue his current Board committee responsibilities until a replacement is identified at an appropriate time. The Company is actively engaged in a search to expand its independent Board membership and has had several promising conversations. An update will be provided in due course.

Dr. Kucherlapati is the Paul C. Cabot Professor of Genetics and Professor of Medicine at Harvard Medical School and currently serves on the Board of Directors of KEW Inc. He was a founder and formerly a board member of Abgenix (acquired by Amgen for $2.2 billion), Cell Genesys and Millennium Pharmaceuticals (acquired by Takeda for $8.8 billion). He was the first scientific director of the Harvard-Partners Center for Genetics and Genomics. He is a fellow of the American Association for the Advancement of Science and a member of the National Academy of Medicine. Dr. Kucherlapati received his PhD from the University of Illinois. He trained at Yale and has held faculty positions at Princeton University, University of Illinois College of Medicine and the Albert Einstein College of Medicine. He was a member of the presidential commission for the study of bioethical issues during the Obama administration.

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to giving life to new classes of medicine to change the lives of patients with devastating diseases. The Company has created a broad and deep pipeline through its experienced research and development team and its extensive network of scientists, clinicians and industry leaders that is being advanced both internally and through its Founded Entities. PureTech’s R&D engine has resulted in the development of 29 therapeutics and therapeutic candidates, including two that have received both U.S. FDA clearance and European marketing authorization and a third (KarXT) that has been filed for FDA approval. A number of these programs are being advanced by PureTech or its Founded Entities in various indications and stages of clinical development, including registration enabling studies. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points.

For more information, visit www.puretechhealth.com or connect with us on X (formerly Twitter) @puretechh.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that are or may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation those related to Seaport’s development plans and our future prospects, developments and strategies. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, those risks, uncertainties and other important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

PureTech

Public Relations

publicrelations@puretechhealth.com

Investor Relations

IR@puretechhealth.com

UK/EU Media

Ben Atwell, Rob Winder

+44 (0) 20 3727 1000

puretech@fticonsulting.com

US Media

Nichole Bobbyn

+1 774 278 8273

nichole@tenbridgecommunications.com